C$ unless otherwise stated For Immediate Release
February 11, 2010

Manulife Financial Corporation Reports Fourth Quarter and Annual Results
•	Full year net income $1,402 million compared to $517 million in 2008
•	Strong capital levels – MLI MCCSR of 240 per cent at year end
•	Equity exposure reduced through hedging, business and product mix adjustments and improved equity markets
•	Solid sales with priority on the highest return products and geographies, and diversification of risk
•	Good investment results in the face of challenging markets
•	Announced three attractive acquisitions in 2009 – wealth management in China and Canada and travel insurance in Canada
•	Completed U.S. subsidiary reorganization at year end – reduces equity sensitivity and provides more efficient capital structure and diversified risk profile

TORONTO – Manulife Financial Corporation (“MFC”) today reported net income attributed to shareholders of $868 million for the fourth quarter ended December 31, 2009, which equates to fully diluted earnings per share of $0.51 and return on common shareholders’ equity1 of 13.1 per cent.  This is in contrast to the fourth quarter of 2008 net loss attributed to shareholders of $1,870 million and a loss per share of $1.24.  Full year net income attributed to shareholders was $1,402 million compared to $517 million in 2008, or $0.82 per share versus $0.32 per share in the prior year.  Return on common shareholders’ equity for the full year 2009 was 5.2 per cent compared to 2.0 per cent in the prior year.

In its second quarter earnings release, the Company included a forward-looking statement that estimated adjusted earnings from operations to be between $750 million and $850 million per quarter for the remainder of 2009 and 2010.  The fourth quarter’s adjusted earnings from operations2  under this definition was $781 million.

Chief Executive Officer Donald A. Guloien stated, “Our fourth quarter results capped off a year of many accomplishments. We have improved margins, balanced our product portfolio, announced three attractive acquisitions and continued to demonstrate good investment results in the face of challenging market conditions.  We have a strong capital base and our equity exposure has reduced through additional hedging, product mix adjustments and with the benefit of equity market increases.  We intend to continue to reduce our equity exposure, subject to market conditions. Our full year net income increased from $517 million in 2008 to $1.4 billion in 2009, producing a return on shareholders’ equity of 5.2 per cent. While this is a significant improvement over last year, we are dedicated to very significant improvements in earnings and return on shareholders’ equity over time."

1  Return on common shareholders’ equity is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

2
Referred to in the second quarter report as normalized earnings.  See “Normalized Earnings and Adjusted Earnings from Operations – Reconciliation with GAAP Measure” and “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2009 Q4  Report

FINANCIAL RESULTS

Chief Financial Officer Michael W. Bell said, “Our adjusted earnings from operations3 for the fourth quarter were in line with anticipated levels.  Our net earnings of $868 million reflected the impact of positive equity market performance partially offset by market value changes in investments, the impact of model refinements to previously implemented changes to our actuarial methods and the impact of tax adjustments. During the quarter, we completed the merger of our U.S. operating subsidiaries and a $2.5 billion common equity raise which increased our capital levels and resulted in a satisfactory year end MCCSR in MLI of 240 per cent.”

North American equity markets, where the S&P 500 increased five per cent and the TSX increased three per cent in the quarter, generated non cash gains of $435 million while increases in corporate bond yields, partially offset by declining credit spreads, resulted in a net non cash gain of $110 million.

Partially offsetting the above gains were declines, relative to our growth assumptions, in real estate, timber and agriculture property appraisals of $171 million.  An additional adjustment of $101 million related to changes to the Ontario income and sales tax laws.  Finally, the Company took a charge of $147 million resulting from model refinements to previously implemented changes in actuarial methods.  As noted in the third quarter, the annual review of actuarial methods and assumptions was completed in the third quarter and no further significant assumptions were updated in the fourth quarter.

The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  In the fourth quarter, recoveries exceeded impairments, resulting in net recoveries of $4 million for credit and $5 million for private equities.  These were offset by charges of $31 million related to increases in policy liabilities for credit downgrades and $29 million of Other Than Temporary Impairments (“OTTI”) and realized losses on the Available-For-Sale (“AFS”) equity holdings in our Corporate and Other segment.

The hedged amount of our variable annuity business increased from $5.7 billion of guarantee value to $24.9 billion of guarantee value over the year, resulting in 35 per cent hedged or reinsured at year end.  The Net Amount at Risk4 (the amount in the money) decreased by 54 per cent over the year, from $25.3 billion to $11.6 billion.

At December 31, 2009, MFC successfully completed the reorganization of certain of its U.S. subsidiaries, such that all the U.S. operating life insurance companies are now subsidiaries of The Manufacturers Life Insurance Company (“MLI”).  As a result of this merger, we have a more efficient regulatory capital structure, improved operating efficiencies, more stable capital ratios and a more diversified risk profile in MLI and in the U.S. subsidiaries.  While MLI’s MCCSR was reduced by approximately 25 percentage points as a result of the reorganization, the reorganization also reduced the MLI’s equity sensitivity.

MLI reported an MCCSR ratio of 240 per cent as at December 31, 2009, up from 229 per cent in the prior quarter.  Capital and financing activities and improving equity markets during the quarter more than offset the impact of the U.S. subsidiary reorganization discussed above.

The Company’s capital sensitivity to market declines decreased significantly.  Compared with December 31, 2008,  the sensitivity to a ten per cent decline in market value of equity funds, based on the estimated impact on MLI’s MCCSR, reduced by approximately one half at December 31, 2009 .  This decrease resulted from a more diversified risk profile in MLI due to the U.S. subsidiary reorganization, and the reduction in the net amount at risk related to segregated fund guarantees as a result of market increases and the higher amount of segregated fund guarantee business hedged.

3
  Referred to in the second quarter report as normalized earnings.  See “Normalized Earnings and Adjusted Earnings from Operations – Reconciliation with GAAP Measure” and “Performance and Non-GAAP Measures” below.

4 Amount at risk is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.

Manulife Financial Corporation – 2009 Q4  Report

SALES AND BUSINESS GROWTH

Chief Operating Officer John D. DesPrez III said, “The positive sales results we recorded across most of our businesses in 2009 were tempered by the pace of economic recovery in the United States, as well as our conscious efforts to adjust product design and business risk profile.  In 2009, we focused on pricing and margins over market share and we continue to follow this approach to building strong, valuable businesses.  We are hedging substantially all of our new variable annuity business, and we are increasing the proportion of our in-force variable annuity business that is hedged, across all our geographies, as market conditions improve to levels that allow us to meet our business objectives.  In 2009, we continued to expand our strong distribution capabilities and we further strengthened the business with acquisitions in Canada and in China’s fast growing wealth and asset management sector.”

Insurance sales in the fourth quarter were in line with the prior year, with full year sales declining by four per cent in comparison to 2008 levels on a constant currency basis5.  Declines primarily attributable to a slower economic recovery in the U.S. were largely offset by strong growth in Asia both on a quarterly and annual basis.

Wealth sales in the fourth quarter, excluding variable annuity products, increased by seven per cent over the fourth quarter of 2008, driven by growth in both Asia and the U.S., and full year sales were in line with the prior year, on a constant currency basis.

In accordance with the Company’s on-going risk management initiatives, sales of variable annuity products in the fourth quarter declined by 60 per cent compared to the prior year, and full year sales were lower than 2008 levels by 45 per cent, on a constant currency basis.

Premiums and deposits6 for the insurance businesses amounted to $22.9 billion for the full year, and $6.5 billion for the fourth quarter of 2009, representing increases of 11 per cent and 28 per cent over the prior year, respectively, on a constant currency basis. Included in the fourth quarter amount was a US$910 million deposit received from our former joint venture partner when John Hancock Long-Term Care (“JHLTC”) became the sole carrier of the U.S. Federal Long Term Care Insurance Program effective October 1, 2009.  The remaining nine per cent increase in the quarter was attributable to growth of in-force insurance business.

Premiums and deposits for the wealth businesses excluding variable annuities amounted to $37.1 billion for the full year and $8.1 billion for the fourth quarter of 2009.  On a constant currency basis, compared to prior year, full year premiums and deposits, excluding variable annuities, were down five per cent and fourth quarter premiums and deposits, excluding variable annuities, were up one per cent.  During the fourth quarter, strong sales growth of mutual funds, across all geographies, was partially offset by lower fixed product sales in the U.S. and lower new mandates in the Institutional Advisory business.

Variable annuity and segregated fund premiums and deposits amounted to $11 billion for the full year, and $2 billion for the fourth quarter 2009, representing declines of 44 per cent and 59 per cent compared to the prior year, respectively, on a constant currency basis.  Much of the decline is a result of the Company’s on-going risk management initiatives across all geographies and, to a lesser extent, the general economic conditions.

New business embedded value7 (“NBEV”) for the insurance businesses was $396 million in the fourth quarter of 2009.  This represented an increase of three per cent, on a constant currency basis, compared to fourth quarter 2008 and is comparable to the change in sales levels discussed above.

NBEV for the wealth, excluding variable annuity, businesses was $175 million in the fourth quarter of 2009.   This represented a decrease of 19 per cent, on a constant currency basis, compared to fourth quarter 2008 due to lower Manulife Bank loan volumes and sales mix changes in John Hancock Retirement Plan Services.

NBEV for the variable annuity businesses was $39 million in the fourth quarter of 2009, reflecting lower sales volumes and the costs associated with hedging the new business.

5 Constant currency amounts are non-GAAP measures.  See “Performance and Non-GAAP Measures” below.

6 Premiums and deposits is a non-GAAP measure.   See “Performance and Non-GAAP Measures” below.

7 New business embedded value is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2009 Q4  Report

Total funds under management8 as at December 31, 2009 were $440 billion, a 22 per cent increase over the prior year end, on a constant currency basis as policyholder cash in-flows in excess of out-flows of $21 billion and investment income of $63 billion more than offset unfavourable currency movements of $55 billion over the last twelve months.

Continuing to capitalize on strategic opportunities, Asia and Japan Division announced a 49 per cent investment in a fund management company in China.  Manulife will acquire Fortis Bank SA/NV’s ownership in ABN AMRO TEDA Fund Management Co., Ltd. This acquisition, subject to regulatory approvals, will provide Manulife with an immediate, sizable entry point into China’s rapidly growing wealth management industry, with US$4.4 billion in assets under management at year end.

OPERATING HIGHLIGHTS

Insurance

•
Total insurance sales for the full year 2009 were down by four per cent versus 2008 and fourth quarter sales in 2009 were in line with the prior year, on a constant currency basis. The fourth quarter results were led by advances in Asia, which experienced double-digit growth, offset by declines in North America.  These results reflect the varying paces of economic recovery experienced across the Company’s geographic regions of operations over the course of the year, with Asia recovering the fastest, followed by Canada.

•
In the U.S., the slow pace of economic recovery resulted in a 19 per cent annual decline in insurance sales versus 2008, on a US dollar basis, in line with general industry trends.  Fourth quarter sales improved but were down seven per cent in comparison to the fourth quarter of 2008, on a US dollar basis.  Part of the sales decline was attributable to re-pricing initiatives taken on certain product offerings.  During the fourth quarter, the Company’s distribution relationship with Edward Jones was expanded to include life insurance products.

•
In Canada, full year insurance sales ended the year up four per cent over fiscal 2008.  Group Benefits had a strong year with sales increasing 12 per cent year over year; while individual insurance sales were down modestly from 2008, as large case sales were most impacted by the market turmoil. Individual insurance sales rebounded in the fourth quarter and travel sales were at record highs, however quarterly volatility in group insurance dampened the overall sales result and total insurance sales of $146 million for the fourth quarter were three per cent below 2008 levels.

•
In Asia, full year insurance sales were up 15 per cent and fourth quarter sales were up 14 per cent versus the same periods in 2008, on a constant currency basis. Strong sales momentum in the quarter was led by robust growth in Hong Kong, Taiwan, Indonesia and China arising from successful sales and marketing campaigns and new product launches.  Japan sales finished the year up 21 per cent over the prior year, on a Yen basis, attributable to strong sales growth through the MGA channel and the success of the increasing term insurance and the corporate owned medical and life insurance products introduced in 2008.  Fourth quarter sales in Japan were down nine per cent versus 2008, on a Yen basis, as the sales from the MGA channel slowed down relative to the 2008 launch momentum of the corporate owned medical and life products.  During the quarter, new products were launched in Hong Kong, Taiwan, Malaysia and Singapore.  In addition, Manulife continued to expand in China, receiving a license to operate in the city of Shantou. At year end, Manulife-Sinochem was licensed in 39 cities, which are home to more than 280 million individuals, across 11 provinces.

8 Funds under management is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2009 Q4  Report

Wealth Management, excluding variable annuities

•
Wealth sales, excluding variable annuities, for the full year 2009 were in line with the prior year, while fourth quarter sales increased by seven per cent over the fourth quarter of 2008, in each case on a constant currency basis.  The increase in the fourth quarter was driven by growth in both Asia and the U.S. as most business units experienced healthy increases reflecting the market recovery.

•
In the U.S., full year wealth sales, excluding variable annuities, were down by 11 per cent compared to 2008, on a US dollar basis, as higher fixed product sales, attributable to demand for guaranteed returns from highly rated firms, were more than offset by the decline in mutual fund sales due to the economy.  In the fourth quarter, sales increased by ten per cent over the prior year, on a US dollar basis, driven by sales in Mutual Funds and Retirement Plan Services, which grew by 38 per cent and 17 per cent, respectively.  These increases were partially offset by lower sales in Fixed Products.

•
In Canada, full year wealth sales, excluding variable annuities, increased by 12 per cent over 2008, driven by strong fixed product sales, and success in the large case defined contribution market in Group Savings and Retirement Solutions (“GSRS”).  Sales in the fourth quarter of 2009 declined by 15 per cent versus the prior year, as strong growth in retail mutual funds and fixed products was more than offset by the lingering impact of the economic downturn on Manulife Bank loan volumes and lower sales in GSRS, where sales levels are by nature less uniform.  Following the acquisition of AIC retail funds, the Company continues to streamline its overall mutual fund platform and launched a number of new funds in the fourth quarter.

•
In Asia, full year wealth sales, excluding variable annuities, grew by 41 per cent versus fiscal 2008, on a constant currency basis, primarily attributable to mutual fund sales in Taiwan arising from an acquisition made in October 2008.  Wealth sales for the fourth quarter of 2009 increased by over 80 per cent compared to the prior year, on a constant currency basis, led by mutual fund sales growth in Indonesia, Hong Kong and Taiwan.

•
During the fourth quarter, Manulife announced the acquisition of Fortis Bank SA/NV’s 49 per cent ownership in ABN AMRO TEDA Fund Management Co., Ltd (“ABN AMRO TEDA”). With US$4.4 billion in assets under management, subject to regulatory approval, ABN AMRO TEDA will provide Manulife with an immediate, sizable entry point into China’s rapidly growing wealth management industry.

•
MFC Global Investment Management (“MFC GIM”) ended the year with funds under management of $110 billion, an increase of $4 billion from the prior quarter, where positive market performance and net sales were partially offset by the impact of the strengthened Canadian dollar. During the quarter, MFC GIM was selected as investment adviser for three new equity mandates totaling $234 million.  In total, MFC GIM secured approximately $6 billion in new assets from institutional clients, despite a very challenging economic environment in 2009.

Wealth Management - variable annuities

•
Full year variable annuity sales declined, on a constant currency basis, by 45 per cent versus full year 2008 and by 60 per cent for the fourth quarter of 2009 compared to the fourth quarter of 2008, largely as a result of the Company’s on-going initiatives to balance its risk profile across all geographies.

•
During the fourth quarter, the Company expanded its hedging program and commenced hedging new variable annuity business written in Japan. Substantially all new business in the U.S. and Canada continues to be hedged.  With good global equity market performance in the quarter, the Company also continued to put in place hedges on a portion of its in-force variable annuity business, hedging an additional $3.7 billion of guaranteed value including $0.6 billion in Canada, $2.0 billion in the U.S., and $1.1 billion in Japan.

•
Overall, the Company made significant progress hedging more of its variable annuity business during the year. The Company executes these hedges on an ongoing basis as market conditions improve to levels that allow us to meet our business objectives.  At year end, $24.9 billion of guarantee value was hedged,

Manulife Financial Corporation – 2009 Q4  Report

up from $5.7 billion at December 31, 2008.  Approximately 35 per cent of the gross guarantee value was reinsured or hedged, up from 20 per cent at the end of 2008.  As a result of improved equity markets, increased hedging, and the impact of currency movements, the amount at risk net of reinsurance and hedging at December 31, 2009 was $11.6 billion, 54 per cent lower than at the end of the prior year.

•
Subsequent to year end, the Company has hedged an additional $7.6 billion of guarantee value ($2.7 billion in Canada and $4.9 billion in the U.S.), bringing the percentage of guarantee value hedged or reinsured up to approximately 42 per cent.

Corporate

•
During the quarter, consistent with on-going efforts to strengthen its capital base and to take advantage of small to medium sized acquisition opportunities, the Company announced and completed a common equity offering of $2.5 billion, issuing shares at $19 per share. The common shares were sold to a syndicate of underwriters in a “bought deal” public offering.

•
Effective December 31, 2009, the Company completed the previously announced reorganization of certain of its U.S. legal entities. The reorganization involved merging John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company into John Hancock Life Insurance Company (U.S.A.), thus reducing the number of John Hancock’s primary operating life insurance companies from five to three.

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after March 19, 2010 to shareholders of record at the close of business on February 24, 2010.

Awards & Recognition

Manulife Financial received recognition from several organizations in the quarter, including the following:

•
In the U.S., John Hancock Retirement Plan Services was recognized for communications excellence by the League of American Communication Professionals (LACP) winning a total of 18 awards including five platinum and seven gold.  Multi-media, print and web communications were all honoured. The communications focused on a wide range of audiences including 401(k) participants, plan sponsors, financial representatives, third party administrators and internal audiences.

•
In Canada, Manulife Investments was recognized at the 2009 Canadian Investment Awards where the Manulife Strategic Income Fund won a silver award in the 'Global Fixed Income" category. Mawer Investment Management, a key sub-adviser in the Manulife funds family, received two gold awards.  In addition, our Insight Services Online Transactions, which streamlines advisor interaction with the Company, received a silver award in the ‘Best Use of Technology’ category. The Canadian Investment Awards recognize leading investment products and firms illustrating an enduring commitment to excellence within the Canadian financial services industry.

•
In Hong Kong, Manulife (International) Limited (“MIL”) has been designated the “Best Company for Financial Planning Excellence” for the third year running. MIL has won the company award in the insurance sector of the SCMP/IFPHK Financial Planner Awards since its inception in 2007.  SCMP/ IFPHK Awards are an industry-wide competition, jointly organized by the Institute of Financial Planners of Hong Kong (IFPHK) and the South China Morning Post (SCMP).

•
In Vietnam, Manulife was awarded an “Outstanding Achievement Award” by the Ministry of Finance for its outstanding achievements and significant contribution to the development of the insurance market in Vietnam. The Ministry also awarded the General Director of Manulife Vietnam an "Outstanding Contribution Award" in recognition of his outstanding management as well as contribution to developing the life insurance market in Vietnam.

Manulife Financial Corporation – 2009 Q4  Report

Notes:

Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 11, 2010.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on February 11, 2010 until February 25, 2010 by calling (416) 695-5800 or (800) 408-3053 (passcode 3274828#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on February 11, 2009.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Fourth Quarter 2009 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.  The document may be downloaded before the webcast begins.

Media inquiries: David Paterson (416) 852-8899 david_paterson@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Amir Gorgi (416) 852-8311 amir_gorgi@manulife.com

Manulife Financial Corporation – 2009 Q4  Report

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

FINANCIAL HIGHLIGHTS
(unaudited)

	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders (C$ millions)	868	(172)	(1,870)	1,402	517
Net Income (Loss) Available to Common Shareholders (C$ millions)	848	(193)	(1,878)	1,338	487
Diluted Earnings (Loss) per Common Share (C$)	0.51	(0.12)	(1.24)	0.82	0.32
Return on Common Shareholders’ Equity (1) (%, annualized)	13.1	(3.0)	(28.9)	5.2	2.0
Premiums & Deposits (1) (C$ millions)	16,535	16,238	19,493	71,270	75,750
Funds under Management (1) (C$ billions)	439.6	436.6	404.5	439.6	404.5
Capital (1) (C$ billions)	33.2	30.7	30.9	33.2	30.9

(1) This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

Net Income

The Company’s net income attributed to shareholders was $868 million for the fourth quarter of 2009, in contrast to a loss of $1,870 million for the fourth quarter of 2008.   Earnings in the fourth quarter of 2009 reflected increases in equity markets and interest rates, partially offset by decline in the market value of real estate holdings, model refinements to previously implemented changes in actuarial methods, one-time charges for changes in Ontario tax laws and the impact of a stronger Canadian dollar. The results of the fourth quarters of 2009 and 2008 are expanded on below.

Full year net income attributed to shareholders was $1,402 million compared to $517 million in 2008.

Fourth quarter 2009:
In the fourth quarter of 2009, North American equity markets increased by three to five per cent and the Japan TOPIX was down slightly.  The overall positive equity market performance in the fourth quarter of 2009 generated non cash gains of $393 million related to our segregated fund guarantee business and $42 million related to capitalized variable universal life product fee income and gains on equities supporting policy liabilities.  Partially offsetting these gains were $29 million of other than temporary impairments and realized losses on equities classified held as available-for-sale (“AFS”) in the Corporate and Other segment.

During the quarter, interest rates on corporate bonds increased but spreads narrowed, and resulted in fourth quarter net non cash gains of approximately $110 million.  Changes in interest rates, including spreads, impact the actuarial valuation of in-force policies by changing the future returns assumed on the investment of net future cash flows.

Credit recoveries exceeded impairments in the fourth quarter, resulting in net recoveries of $4 million.  In addition private equity recoveries were a net $5 million.

Partially offsetting the above gains were declines, relative to our growth assumptions, in real estate, timber and agriculture property appraisals of $171 million and charges related to credit downgrades of $31 million which are reflected as increases in actuarial reserves.

Manulife Financial Corporation – 2009 Q4  Report

Other experience gains of $65 million include the impact on the valuation of policy liabilities of our actual investing activities in the period.  We invested in a higher proportion of fixed income investments than assumed in the valuation of our policy liabilities.  The valuation methodology incorporated the returns on the new fixed income investments, but also updated the valuation assumptions to reflect a reduced proportion of non-fixed income investments in the future. The overall result was a gain related to fixed income investments partially offset by a charge related to assuming lower non-fixed income investments in the future.

A charge of $147 million was taken in the fourth quarter for model refinements to previously implemented changes in actuarial methods.  As noted in the third quarter report, the annual review of actuarial methods and assumptions was completed in the third quarter.  No further significant assumptions were updated in the fourth quarter.

During the quarter, the Ontario government announced a reduction in corporate income taxes and harmonization with the federal sales tax, resulting in a charge to income of $101 million.  The reduction in income tax rates resulted in a one-time charge to earnings of $30 million due to the Company’s net deferred tax asset position as well as the impact on the valuation of policy liabilities of $71 million.  The harmonization with the federal sales tax resulted in a small reduction on yields assumed in the valuation of segregated fund liabilities and therefore also resulted in a small charge to earnings.

The overall effective income tax rate in the quarter was 14 per cent.  Tax rates vary by subsidiary and therefore the overall effective tax rate will vary based on the amount of the pre tax income or loss in each subsidiary.

Fourth quarter of 2008:
In the fourth quarter of 2008, the Company reported a net loss attributed to shareholders of $1,870 million.  It was during that period that global equity markets declined by more than 20 per cent and the Company incurred non cash charges on its segregated fund guarantees of $2,407 million, other equity related charges of $513 million and $158 million of OTTI charges and losses on the equity positions in the Corporate and Other Segment.  Credit impairments and downgrades amounted to $128 million.   Partially offsetting these charges was income of $313 million related to changes in actuarial methods and assumptions.  The Company also had two significant tax related items.  Provisions on investments in leveraged leases were increased by $181 million and were offset by gains in Canada due to the impact on actuarial liabilities of expected changes in Canadian tax laws for insurance companies in connection with fair value accounting.

Normalized Earnings and Adjusted Earnings from Operations

In our second quarter report in the section entitled “Normalized Earnings”, we provided forward-looking information for “normalized earnings”, which is a non-GAAP measure.  In this and our third quarter report we have compared our estimate at June 30, 2009 of normalized earnings with the adjusted earnings from operations for the third and fourth quarters which exclude the items that we excluded in arriving at our estimate of normalized earnings at June 30, 2009.  For clarity, in this and future reports, we will refer to estimated adjusted earnings from operations, which is a non-GAAP measure.  However, we have calculated adjusted earnings from operations and estimated future adjusted earnings from operations in this report and the third quarter report on the same basis as we estimated normalized earnings in our second quarter report.

Comparison with Fourth Quarter Actual Adjusted Earnings from Operations
Our estimate of adjusted earnings from operations for the financial quarter ended December 31, 2009 excluded the following items, the net effect of which we are unable to reliably predict: equity  related gains and losses (to the extent actual gains and losses are different from those assumed in our estimates as described in footnote 3 to the “Reconciliation with GAAP Measure” table below); other than realized gains on our AFS equity portfolio; interest and other investment  related gains and losses; credit, OTTI and downgrades; policyholder experience  gains and losses;  tax related  provisions on leveraged lease investments; other tax items such as the outcomes  of tax appeals and changes in tax rates; and changes in actuarial methods and assumptions.

Manulife Financial Corporation – 2009 Q4  Report

Adjusted earnings from operations for the fourth quarter were $781 million, which is within our prior estimate of between $750 million and $850 million for each of the remaining quarters of 2009 and 2010.

Reconciliation with GAAP Measure
The following table reconciles adjusted earnings from operations to our reported net earnings for the fourth quarter:

C$ millions
Net income attributed to shareholders reported	868
Items excluded from adjusted earnings from operations:
Experience gains/(losses) because equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions (1)
Net credit recoveries of $6 million and credit downgrade charges of $31 million (2)	(25)
Private equity recoveries	12
Real estate, timber and agriculture properties – change in fair value relative to policy liability assumptions	(171)
Equity market appreciation, primarily related to segregated fund guarantee policy liabilities (3)	435
Impact of change in interest rates on the valuation of policy liabilities	110
Other (4)	65
Corporate and Other segment net impairment - OTTI and realized losses on AFS equities ($29 million), private equity impairments ($7 million) and credit impairments ($2 million)	(38)
Net policyholder experience losses	(7)
Model refinements to previously implemented changes in actuarial methods	(147)
Net impact of Ontario tax law changes, including impact on policy liabilities	(101)
Currency rates (5)	(46)
Total excluded items	87
Adjusted earnings from operations	781

(1)    As outlined in our accounting policies, policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation.  As a result of this methodology, experience gains/(losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(2)  The credit and downgrade loss in the liability segments excludes the impact on earnings of the expected policy liability assumptions.  The expected amount shows up in the other market and investment related experience gains.

(3)   Adjusted earnings from operations excludes the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  For actuarial valuation purposes, these returns are reduced by margins for adverse deviation to determine net yields used in valuation.

(4)    Other experience gains of $65 million include the impact on the valuation of policy liabilities of our actual investing activities in the period.  We invested in a higher proportion of fixed income investments than assumed in the valuation of our policy liabilities.  The valuation methodology incorporated the returns on the new fixed income investments, but also updated the valuation assumptions to reflect a reduced proportion of non-fixed income investments in the future. The overall result was a gain related to fixed income investments partially offset by a charge related to assuming lower non-fixed income investments in the future.

(5)    Adjusted earnings from operations excludes the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0466 as at December 31, 2009.   The average daily exchange rate for the quarter was $1.0562.  This decline has reduced reported net income by $46 million during the quarter.

Estimated Adjusted Earnings from Operations for 2010
Given the current economic conditions including the volatility of equity markets, interest rates, the impact of current economic conditions on credit and other factors, we are providing forward-looking information for financial periods for all quarters in 2010 for what we refer to as adjusted earnings from operations.  We estimate adjusted earnings from operations to be between $750 million and $850 million per quarter for 2010 based on exchange rates in effect at June 30, 2009. As noted in the “Reconciliation with GAAP Measure” table above, in the fourth quarter the Canadian dollar strengthened compared to the June 30, 2009 assumption,

Manulife Financial Corporation – 2009 Q4  Report

the impact of which was to reduce net income attributed to shareholders by $46 million compared with adjusted earnings from operations.  However we cannot reliably estimate what exchange rates will be in 2010 and have therefore continued to use exchange rates in effect at June 30, 2009 in providing our estimate of adjusted earnings from operations per quarter for 2010.  If we had used the exchange rates in effect as at December 31, 2009, our estimate of adjusted earnings from operations per quarter for 2010 would have been between $700 and $800 million.  Credit losses exceeded our long-term expectations and changes in the fair value of our non-fixed income assets trailed the investment assumptions for the policy liabilities.  We cannot reliably predict the impact of credit or non-fixed income returns in 2010 and have therefore continued to use our long-term assumptions in the estimated adjusted earnings from operations for 2010.  Estimated adjusted earnings from operations would imply a return on common shareholders’ equity of approximately 11 per cent.  This has been updated from the second quarter 2009 estimate, of 12 per cent, to reflect the common equity offering in the fourth quarter of 2009.

The information in this section is forward-looking information and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements”. This discussion should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions and because adjusted earnings from operations excludes items that are included in GAAP net income or loss.  Estimated adjusted earnings from operations are based on assumptions that include our book of business, equity market growth as described in footnote (3) to the “Reconciliation with GAAP Measure” table above, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions.  As a result, it would exclude items such as:  experience gains/(losses) because equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions (the assumptions for equity investments are described in footnote (3) to the “Reconciliation with GAAP Measure” table above); credit and OTTI losses on assets in the Corporate and Other segment; policyholder experience gains and losses; tax related provisions on leveraged lease investments; resolution of uncertain tax positions as a result of settlements or closing of tax years; changes in tax rates; changes in accounting policies; and changes in actuarial methods and assumptions.  It would, however, include gains, but not net losses or other impairments, realized on AFS assets.  We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.  We are unable to reliably predict the net effect of these items and adjusting for these items does not imply they are non-recurring.

Actual reported quarterly results will differ from estimated adjusted earnings from operations as a result of any changes in the factors outlined above.  See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports for other factors that could impact adjusted earnings from operations and actual reported results.

Earnings per Share and Return on Common Shareholders’ Equity9
Fourth quarter earnings per common share on a fully diluted basis was $0.51 and was a loss per share of $1.24 for the fourth quarter in 2008.  Return on common shareholders’ equity was 13.1 per cent for the three months ended December 31, 2009 (minus 28.9 per cent for the three months ended December 31, 2008).

Full year earnings per share on a fully diluted basis was $0.82 compared to $0.32 in 2008.  Return on common shareholders’ equity for the full year 2009 was 5.2 per cent compared to 2.0 per cent in the prior year.

Premiums and Deposits10
Total insurance premiums and deposits amounted to $6.5 billion in the fourth quarter of 2009, compared to $5.6 billion for the same period last year, an increase of 28 per cent on a constant currency basis.  The increase was driven by a US$910 million deposit received from our former joint venture partner when JHLTC

9Return on common shareholders’ equity is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

10 Premiums and deposits is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2009 Q4  Report

became the sole carrier of the U.S. Federal Long Term Care Insurance Program, as well as growth in the in-force business.

Deposits on wealth products excluding variable annuities were $8.1 billion in the fourth quarter of 2009, compared to $9.0 billion for the same period last year.  As a result of currency rate changes, this decrease expressed in Canadian dollars is an increase of one per cent on a constant currency basis.  Increases in deposits in John Hancock Retirement Plan Services, John Hancock Mutual Funds and Individual Wealth Management including mutual fund sales in Canada were largely offset by lower new institutional advisory deposits and lower sales in John Hancock Fixed Products.

Variable annuity premiums and deposits were $1.9 billion in the fourth quarter of 2009 compared to $4.9 billion for the same period last year, a decline of 59 per cent on a constant currency basis.

Funds under Management 11

Total funds under management as at December 31, 2009 were $439.6 billion, up from $404.5 billion as at December 31 last year. The increase of $35.1 billion was a result of positive policyholder cash flows of $21 billion, investment income and market gains on assets under management of $63.2 billion and capital issuances of $4.3 billion as described in the section below. We also issued $1.6 billion of medium term notes and repaid the $2.0 billion balance on our credit facility. The growth in funds under management also includes the acquisition of AIC Limited’s retail investment fund business which closed in September 2009 and added $3.8 billion to mutual fund assets under management. These increases were partially offset by the $55.4 billion negative impact of the strengthened Canadian dollar.

Capital12

Total capital was $33.2 billion as at December 31, 2009, $2.3 billion higher than $30.9 billion as at December 31, 2008.  Capital issuances totaled $4.3 billion – $2.5 billion of common shares, $0.8 billion of preference shares and $1.0 billion of Innovative Tier 1 notes. Capital also increased as a result of $1.1 billion of net unrealized gains on AFS assets and $1.4 billion of net income.  These increases were partially offset by the $3.4 billion negative impact of the strengthened Canadian dollar and $1.1 billion of shareholder dividends paid in cash.

At December 31, 2009, MFC successfully completed the reorganization of certain of its U.S. subsidiaries, such that all U.S. operating life insurance companies are now subsidiaries of MLI.  As a result of this merger we have a more efficient capital structure, improved operating efficiencies, more stable capital ratios and a more diversified risk profile in MLI and the U.S. subsidiaries.  While MLI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio was reduced by approximately 25 percentage points as a result of the reorganization, the reorganization also reduced MLI’s equity sensitivity.

MLI’s consolidated regulatory capital, MCCSR ratio, after giving effect to the reorganization, was 240 per cent as at December 31, 2009, an increase of 6 points from 234 per cent as at December 31, 2008.   The increase is attributable to MFC’s capital contributions to MLI, partially offset by growth of the business and the impact of the U.S. subsidiary reorganization discussed above.

11Funds under management is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

12 Capital is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2009 Q4  Report

PERFORMANCE BY DIVISION

U.S. Insurance

Canadian dollars	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders (millions)	(117)	(601)	36	(1,441)	779
Premiums & Deposits (millions)	3,034	2,020	2,106	8,909	7,149
Funds under Management (billions)	66.6	66.3	70.3

U.S. dollars	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders (millions)	(111)	(547)	30	(1,273)	757
Premiums & Deposits (millions)	2,874	1,838	1,739	7,914	6,686
Funds under Management (billions)	63.6	61.8	57.4

U.S. Insurance reported a net loss attributed to shareholders of US$111 million for the fourth quarter of 2009, compared with net income of US$30 million a year earlier.   Included in the fourth quarter of 2009 are net experience losses of US$151 million (2008 – US$93 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The decrease in income, excluding these items, was $83 million primarily due to higher new business strain in John Hancock Life and adverse claims experience in John Hancock Long-Term Care.

The full year net loss attributed to shareholders was US$1,273 million, compared with net income of US$757 million reported last year. These amounts included net experience losses as described above of US$1,483 million in 2009 (2008 – gains of US$258 million).

Premiums and deposits for the quarter were US$2.9 billion, $1.1 billion or 65 per cent higher than the fourth quarter of 2008 primarily due to a US$910 million deposit received as a result of John Hancock Long-Term Care becoming, effective October 1, 2009, the sole carrier of the Federal Long Term Care Insurance Program.  Previously only half of the plan was administered by John Hancock.  Excluding this transfer, premiums and deposits increased 13 per cent primarily due to higher universal life premiums.

Funds under management as at December 31, 2009 were US$63.6 billion, up 11 per cent from December 31, 2008, due to business growth, an increase in the market value of segregated fund net assets and the above-noted transfer of assets related to the Federal Long Term Care Insurance Program.

Manulife Financial Corporation – 2009 Q4  Report

U.S. Wealth Management

Canadian dollars	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders (millions)	671	593	(1,314)	2,186	(921)
Premiums & Deposits (millions)	6,727	7,169	9,217	30,513	35,412
Funds under Management (billions)	177.4	176.5	163.9

U.S. dollars	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders (millions)	635	541	(1,085)	2,000	(694)
Premiums & Deposits (millions)	6,370	6,531	7,606	26,670	33,346
Funds under Management (billions)	169.5	164.6	133.9

U.S. Wealth Management reported net income attributed to shareholders of US$635 million for the fourth quarter of 2009, compared with a net loss of US$1,085 million a year earlier.  Included in the fourth quarter of 2009 are net experience gains of US$490 million (2008 – loss of US$1,307 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  The decrease in earnings excluding these items was US$77 million due to a number of small items such as the costs associated with hedging virtually all of 2009 new business and a portion of the prior years, in-force variable annuity business, as well as lower permanent tax differences than in 2008.

The full year net income attributed to shareholders was US$2,000 million, in contrast to a net loss of US$694 million reported last year.  The 2009 full year results included net experience gains, as described above, of US$1,339 million (2008 – losses of US$1,513 million).

Premiums and deposits, excluding variable annuities, for the quarter were US$5.6 billion, up seven per cent from US$5.3 billion for the fourth quarter of 2008.  Favourable equity market performance and improved economic conditions translated into an increase in premiums and deposits from higher sales in John Hancock Wealth Asset Management partially offset by a decline in John Hancock Fixed Products annuity sales.   Premiums and deposits of variable annuities were US$0.7 billion, down significantly from the US$2.3 billion in the fourth quarter of 2008 as a result of ongoing risk management initiatives.

Funds under management were US$169.5 billion, up 27 per cent from US$133.9 billion as at December 31, 2008.  The increase was driven by a combination of strong net policyholder cash flows and investment returns partially offset by US$2.5 billion of scheduled maturities in John Hancock Fixed Products over the last twelve months.

Manulife Financial Corporation – 2009 Q4  Report

Canadian Division

Canadian dollars	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders (millions)	384	113	(13)	745	656
Premiums & Deposits (millions)	4,096	4,075	4,505	16,917	16,379
Funds under Management (billions)	102.7	101.1	82.3

Canadian Division reported net income attributed to shareholders of $384 million for the fourth quarter of 2009 in contrast to a net loss of $13 million a year earlier. Fourth quarter earnings in 2009 included net experience gains of $53 million (2008 – net losses of $493 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Both years included gains as a result of changes in tax laws. Changes enacted to Ontario corporate tax rates, net of the projected impact on segregated fund guarantees from the harmonization of provincial sales tax with the federal goods and service tax in certain provinces, increased earnings by $30 million in 2009.  In 2008, net income included a $181 million gain from the recognition of the impact to policy liabilities of changes in the tax law for Canadian insurance companies in respect of fair value accounting.

Excluding the above noted items, fourth quarter net income attributed to shareholders in 2009 was in line with 2008 as business growth, driven by wealth management and Manulife Bank, was dampened by adverse lapse experience in Individual Insurance and the cost of hedging equity exposures on new and a portion of the in-force variable annuity guarantees, as well as lower allocated interest on surplus assets.  The Division had a net tax recovery in the quarter, as a portion of the gains, as described above, was subject to lower tax rates than were the experience losses.

The full year net income attributed to shareholders was $745 million, compared with $656 million in 2008. Net income included net experience losses as described above of $327 million in 2009 and $549 million in 2008.

Premiums and deposits excluding variable annuities were $3.2 billion for the quarter, an increase of five per cent compared to a year ago. The increase was driven by higher mutual fund deposits, which were twice those of a year ago reflecting growing consumer confidence as fund performance improved; continued strong sales of fixed rate retail wealth products; and growth in group insurance. Premiums and deposits of variable annuity products were $0.9 billion for the quarter compared to $1.4 billion a year ago.

Funds under management grew by 25 per cent or $20.4 billion to $102.7 billion as at December 31, 2009. Strong sales of fixed rate products and positive net sales of segregated funds, combined with the favourable impact of market appreciation, were key contributors to the year over year increase. Continued growth in Manulife One drove a 21 per cent rise in Manulife Bank invested assets.  In addition, the purchase of the retail investment fund business of AIC Limited in September 2009 added $3.8 billion to mutual fund assets under management at acquisition.

Manulife Financial Corporation – 2009 Q4  Report

Asia and Japan Division

Canadian dollars	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders (millions)	291	417	(440)	1,739	177
Premiums & Deposits (millions)	2,036	1,949	2,320	9,308	9,749
Funds under Management (billions)	57.2	58.4	50.0

U.S. dollars	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders (millions)	274	380	(363)	1,530	243
Premiums & Deposits (millions)	1,926	1,775	1,913	8,109	9,220
Funds under Management (billions)	54.7	54.5	40.8

Asia and Japan Division recorded net income attributed to shareholders of US$274 million for the fourth quarter of 2009 in contrast to a loss of US$363 million reported a year earlier. Included in the fourth quarter of 2009 were net experience losses of US$9 million (2008 – US$568 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  The increase in income, excluding these items, was US$79 million driven by higher expected earnings on in-force variable annuity business in Japan and growth of the in-force insurance and wealth businesses across the region.

The full year net income attributed to shareholders was US$1,530 million, compared to US$243 million reported last year. These amounts included net experience gains as described above of US$355 million in 2009 (2008 – losses of US$539 million).

Premiums and deposits excluding variable annuities for the quarter were US$1.7 billion, up 25 per cent from US$1.4 billion for the fourth quarter of 2008. Growth was driven by an increase in insurance premiums as a result of larger in-force business across most of the territories, as well as an improvement in the economy leading to an increase in mutual fund sales in Indonesia and wealth sales in Hong Kong. Premiums and deposits for variable annuity products for the quarter were US$0.2 billion, down 60 per cent from US$0.6 billion reported in the fourth quarter of 2008.

Funds under management were US$54.7 billion as at December 31, 2009, up 34 per cent or US$13.9 billion from December 31, 2008.  Growth was driven by the positive impact of improving equity market performance across the territories in the past twelve months together with net policyholder cash inflows of US$3.7 billion.

Manulife Financial Corporation – 2009 Q4  Report

Reinsurance Division

Canadian dollars (millions)	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders	92	65	(14)	261	154
Premiums	279	267	273	1,123	1,091

U.S. dollars (millions)	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (Loss) Attributed to Shareholders	87	59	(11)	232	154
Premiums	265	243	225	987	1,028

Reinsurance Division’s net income attributed to shareholders for the fourth quarter of 2009 was US$87 million in contrast to a net loss of US$11 million a year earlier.  The results for the quarter included net experience gains of US$3 million (2008 – losses of US$70 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  The increase in income, excluding these items, was US$25 million largely driven by favourable claims experience in Life Reinsurance as well as increased premiums on the Property and Casualty business.

The full year net income attributed to shareholders was US$232 million, compared to US$154 million reported last year.  These full year amounts include net experience losses as described above of US$51 million in 2009 (2008 – US$86 million).

Premiums for the quarter were US$265 million, up 18 per cent from US$225 million reported in the same quarter of 2008.  Life Reinsurance premiums increased due to the aging of the block and International Group Program premiums were also up as a result of increased volumes reported by clients.

Corporate and Other

Canadian dollars	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Loss Attributed to Shareholders (millions)	(453)	(759)	(125)	(2,088)	(328)
Funds under Management (billions)	33.0	31.5	35.0

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, Investment Division’s external asset management business, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Corporate and Other recorded a net loss attributed to shareholders of $453 million in the fourth quarter of 2009 compared to a net loss of $125 million a year earlier.  The loss for the current quarter included a charge for changes in refinements to actuarial methods of $147 million and a charge related to the change in the Ontario tax rate of $131 million.  The results in 2008 included a gain of $313 million related to changes in actuarial methods and assumptions offset by a tax related charge of $181 million on leveraged lease investments.

Excluding the above items, the loss in the current quarter was $175 million compared to $257 million in 2008.  The difference of $82 million was primarily due to lower OTTI charges partially offset by the non recurrence of the favourable claims experience in the John Hancock Accident and Health operation reported in 2008.

The full year net loss attributed to shareholders was $2,088 million, compared to a net loss of $328 million in 2008.

Manulife Financial Corporation – 2009 Q4  Report

Funds under management were $33.0 billion, down six per cent or $2.0 billion from December 31, 2008.  Funds under management include assets managed by MFC GIM on behalf of institutional clients of $23.3 billion as at December 31, 2009 compared to $24.0 billion as at December 31, 2008.   The increase due to market appreciation was more than offset by the impact of a stronger Canadian dollar.

SUBSEQUENT EVENT AND TAX RELATED CONTINGENCY

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2009, we recorded additional charges of US$187 million after tax related to these investments. We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$284 million as at December 31, 2009.

The Company expects that it will go to trial in tax court in 2011, related to this matter, and although we believe we have compelling facts and circumstances that differentiate our case from other taxpayers, there is no assurance that we will be successful.  We continue to monitor and assess the facts and circumstances in this matter. Subsequent to year end, there was another court case that was decided unfavourably for the taxpayer.  Accordingly, the Company is assessing its position as it relates to these recent developments, including assessing the need to take a provision in the first quarter of 2010.

RISK MANAGEMENT

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.  Our goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth.  We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk tolerance and return expectations, by identifying, measuring and monitoring key risks taken, and by executing risk control and mitigation programs.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis in our most recent annual and interim reports and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Risk Governance

Recognizing the changing risk environment, the Board of Directors has increased, and intends to continue to increase, its focus on risk oversight.  The Board of Directors has separated the audit and risk oversight functions of the Audit and Risk Management Committee by establishing a separately constituted Risk Committee of the Board of Directors.  It is anticipated that the first Risk Committee meeting will be held on April 7, 2010 and the first meeting of the newly constituted Audit Committee will be held on May 5, 2010.  The existing Disclosure Committee is comprised of senior members of management who sit on the Company’s Executive Committee.  It will report, as appropriate, to the Risk Committee and the Audit Committee.  In January 2010, the Company established a Risk Disclosure Committee of senior members of management responsible for making recommendations regarding risk disclosure to the Disclosure Committee.

Manulife Financial Corporation – 2009 Q4  Report

Market Price and Interest Rate Risk

Due to the nature of our insurance business, invested assets and insurance liabilities as well as revenues and expenses are sensitive to movements in markets and interest rates.  Accordingly, the Company considers these risks together when it seeks to manage the risks in its asset and liability positions.  These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market prices, risk-free interest rates and credit spreads.

Market price volatility and interest rate changes, including credit spreads, in combination with our product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in our shareholders’ equity account. The level of our sales activity and policy retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of our general fund investments, segregated funds and mutual funds.

We evaluate market price and interest rate risk exposures using a variety of techniques and measures, each of which are based on projecting asset and liability cash flows under a variety of future interest rate and market price scenarios. These measures include durations, key-rate durations, convexity, cash flow gaps, as well as the sensitivity of shareholders’ economic value, net income attributed to shareholders and regulatory capital ratios, along with our earnings at risk and economic capital measures.

At an enterprise level, the Company’s aggregate exposure to market price risk arising from each of publicly traded equities and other non-fixed income assets and the Company’s aggregate interest rate risk exposure, including to credit spreads, are managed against economic capital, regulatory capital and earnings at risk targets, newly established in 2009.  During 2009, we also established new policies requiring management to develop plans to reduce publicly traded equity risk and interest rate risk exposures to within economic capital, regulatory capital and earnings at risk targets as equity markets improve or interest rates rise to levels that allow us to meet our business objectives.  For publicly traded equities these targets cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general fund investments.  For other non-fixed income assets these targets cover the combined risk arising from general fund investments in real estate, timber and agriculture properties, oil and gas, and private equities. For interest rate risk these targets cover the exposure related to general interest rate movements and credit spreads arising from general fund fixed income investments and the liabilities they support.

Caution related to risk exposures
The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting our assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

General fund - key risk factors
Interest rate risk arises within our general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities.  Interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders.  Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known.   In the interim:

Manulife Financial Corporation – 2009 Q4  Report

•
If there is a general decline in interest rates, without a change in spreads between corporate bond rates and swap rates, this will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a charge to income.

•
If there is a general increase in interest rates, without a change in spreads between corporate bond rates and swap rates, this will result in a decrease in policy liabilities and an increase in earnings.

•
In addition, a decrease in the spread between corporate bond rates and swap rates will result in an increase to policy liabilities and a charge to income.  An increase in the spread between corporate bonds and swap rates may have the opposite impact.

•	The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on products that pass through investment returns to policyholders.

Market price risk arises within our general fund as a result of investing in publicly traded equities, private equities, real estate, timber and agriculture, oil and gas and other non-fixed income assets.  To the extent these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets.  To the extent actual returns are lower than the expected returns, our policy liabilities will increase, reducing net income and our regulatory capital ratios.  To the extent these assets support our shareholders’ equity account, other than temporary impairments that arise will reduce income.

Further, the investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities.  If we are unable or choose not to invest in the assumed level of non-fixed income assets, as a result of suitable assets not being available in the market or as a result of capital, risk tolerance or other considerations, or the non-fixed income asset weightings otherwise reduce, we may be required to increase our policy liabilities, reducing net income and regulatory capital ratios.

General Fund - Risk Management Strategies
We separate our policy liabilities and the invested assets which support them into three broad categories with differing overall investment mandates: (i) liabilities supported with matching mandates, (ii) liabilities supported with target return mandates, and (iii) liabilities arising from variable annuity and segregated fund guarantees.  We separately manage the assets in the shareholders’ equity account to achieve a target return over the long term, subject to established risk tolerances.

In the first category, liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations projected to be paid within the term period for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles, consisting of publicly traded bonds, loans and commercial mortgages.

In the second category, liabilities supported with target return mandates include both insurance and wealth guaranteed benefit obligations projected to be paid beyond the term for which fixed income assets are generally available in the market, as well as obligations related to products that generally pass through investment returns to policyholders. For insurance and wealth management products with guaranteed benefits projected to be paid well beyond the term for which fixed income assets are generally available in the market, we manage assets supporting those long-dated benefits with the objective of achieving a target return sufficient to support these guaranteed obligations over their lifetime, subject to established risk tolerances, by investing a portion in a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. We design our guaranteed benefit insurance and wealth management products and set premiums and credited rates in a manner intended to mitigate the risk of not achieving our targeted profit margins. This program may not work as expected.

During 2009, we established a plan to reduce our interest rate risk exposure arising from our in-force guaranteed products managed under the target return strategy.  The plan includes hedging increasing portions of our interest rate risk exposure when we believe we can meet our business objectives. As well, in response to the changed market conditions, the design and prices of these products have been, and will continue to be,

Manulife Financial Corporation – 2009 Q4  Report

reviewed and modified with the aim of keeping risk arising from new business within tolerances and achieving acceptable profit margins on new business.

Also in the second category are products that generally pass through investment returns to policyholders.  We manage assets supporting those policy liabilities to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances, by investing in a basket of fixed income and non-fixed income assets.

The third category includes the general fund investment risk related to our on-balance sheet policy liabilities established to support the payment of potential guarantee claim payments arising from off-balance sheet variable annuities and segregated funds. These on-balance sheet liabilities are supported by publicly traded bonds and loans with generally matching term profiles, limited by the term of bonds and loans available in the market.

General Fund - Risk Exposure Measures
a)  Impact on shareholders’ economic value13 arising from general fund interest rate risk
The impact on shareholders’ economic value, of interest rate movements on the assets and liabilities in the general fund, is calculated as the change in the net present value of future cash flows related to assets, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

1% change in interest rates (1)	As at December 31, 2009		As at December 31, 2008
(Canadian $ millions)	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$140	$(200)	$30	$(90)
Wealth Management	10	(10)	(10)	10
Total matching mandates	$150	$(210)	$20	$(80)
Target return mandates
Insurance	$1,160	$(1,870)	$690	$(1,130)
Wealth Management	100	(200)	10	(110)
Shareholders' equity account	(400)	540	(370)	470
Total target return mandates	$860	$(1,530)	$330	$(770)
Mandates for on-balance sheet variable annuity
and segregated fund guarantee liabilities	$90	$(130)	$210	$(250)
Total	$1,100	$(1,870)	$560	$(1,100)

(1) Please see “Caution related to risk exposures” above.

b)  Impact on net income attributed to shareholders as a result of changes in interest rates
The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund for a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $1,600 million as at December 31, 2009 (2008 – approximately $1,100 million) and for a one per cent decrease in government, swap and corporate rates at all maturities with no change in spreads between government, swap and corporate rates, and with a floor of zero on interest rates, across all markets was estimated to be a decrease of approximately $2,200 million as at December 31, 2009 (2008 – approximately $1,300 million).

13 Impact on shareholders’ economic value is a non-GAAP measure.  See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – 2009 Q4  Report

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the policy liability methodology does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future. For new investments or assets sold within the first 20 years, for the calculation of policy liabilities  we assume future interest rates that grade between current interest rates and the rates assumed after 20 years.  The net income sensitivity also assumes no gain or loss is realized on our fixed income investments that are designated as AFS.

c)  Impact on shareholders’ economic value arising from general fund market risk
The following tables show the potential impact on shareholders’ economic value of a ten, 20 and 30 per cent decline in market values of publicly traded equities and other non-fixed income assets.  A ten, 20 and 30 per cent increase in market values of publicly traded equities and other non-fixed income assets would have the opposite impact.

10% decline in market values (1)	As at December 31, 2009		As at December 31, 2008
	Publicly traded	Other non-	Publicly traded	Other non-
(C$ millions)	equities	fixed income(2)	equities	fixed income(2)
Target return mandates
Insurance	$(84)	$(464)	$(65)	$(492)
Wealth Management	(8)	(117)	(10)	(135)
Shareholders' equity account	(171)	(76)	(174)	(72)
Total	$(263)	$(657)	$(249)	$(699)

(1) Please see “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

20% decline in market values (1)	As at December 31, 2009		As at December 31, 2008
	Publicly traded	Other non-	Publicly traded	Other non-
(C$ millions)	equities	fixed income(2)	equities	fixed income(2)
Target return mandates
Insurance	$(168)	$(928)	$(130)	$(984)
Wealth Management	(16)	(234)	(20)	(270)
Shareholders' equity account	(342)	(152)	(348)	(144)
Total	$(526)	$(1,314)	$(498)	$(1,398)

(1) Please see “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

30% decline in market values (1)	As at December 31, 2009		As at December 31, 2008
	Publicly traded	Other non-	Publicly traded	Other non-
(C$ millions)	equities	fixed income(2)	equities	fixed income(2)
Target return mandates
Insurance	$(252)	$(1,392)	$(195)	$(1,476)
Wealth Management	(24)	(351)	(30)	(405)
Shareholders' equity account	(513)	(228)	(522)	(216)
Total	$(789)	$(1,971)	$(747)	$(2,097)

(1) Please see “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

d)  Impact on net income attributed to shareholders arising from general fund market risk
The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate ten per cent decline in market values of publicly traded equities and other non-fixed income assets is shown in the table below.    This impact is based on a point-in-time impact and does not include:  (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank.  As noted above, if the non-fixed income asset weightings, on assets supporting policy liabilities, reduce we may be required to increase our policy liabilities resulting in a reduction to net income.

Manulife Financial Corporation – 2009 Q4  Report

Change in market values (1)	As at December 31, 2009		As at December 31, 2008
	Publicly traded	Other non-	Publicly traded	Other non-
(C$ millions)	equities	fixed income(2)	equities	fixed income(2)
10 % decrease in market values	$(84)	$(647)	$(74)	$(710)
10% increase in market values	$81	$639	$74	$703

(1) Please see “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

The impact on income attributed to shareholders of a 20 and 30 per cent decrease in market value of other non-fixed income assets are not currently available, but will be disclosed in our annual report.

Off-balance sheet products – Key Risk Factors
Market price and interest rate risk arises from our off-balance sheet products due mainly to the guarantees provided on variable annuity and insurance products as well as the uncertainty of future levels of asset-based fees. Guarantees include death, maturity, income and withdrawal guarantees on variable products.  A sustained decline in stock markets or bond values would likely increase the cost of guarantees associated with our variable products and reduce asset-based fee revenues. A sustained increase in equity market or bond fund volatility or a decline in interest rates would likely increase the costs of hedging the benefit guarantees provided.  Details on our variable annuity and variable life insurance contracts are provided below.

Off-balance sheet products - Risk Management Strategies
We seek to mitigate both market price and interest rate risk arising from off-balance sheet variable annuity and insurance products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging.  We have attempted to design the benefit guarantees and funds we are now offering for sale to meet event risk exposure criteria, based on economic capital and regulatory capital levels, and to achieve desired profit targets in current market conditions. We regularly review and modify product guarantee features, fund offerings and fees with a goal of being able to improve hedge effectiveness and achieve acceptable profit margins in changing market conditions.  We have reinsured the benefit guarantee risk on the majority of our U.S. variable annuity business written prior to 2004.  In addition, we have hedged, with capital market instruments, the vast majority of our variable annuity and segregated fund guarantee risk related to policies written in 2009 and a portion of our in-force unreinsured policies written prior to 2009.  Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the guarantee value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

In 2009 the Company established plans to reduce the market price and interest rate risk exposure arising from new variable annuity sales. These plans include expanding our hedging programs to the vast majority of new variable annuity sales, repricing and redesigning our variable annuity products with the objective of reducing risk, improving expected profit margins and increasing our expected hedge effectiveness, and re-balancing our variable annuity sales relative to other lines of business. The hedging programs incorporate a hedging approach described in the “Capital Markets Hedging Program” section below. The plans also include hedging increasing portions of our unhedged in-force variable annuity guarantee business as equity markets improve or interest rates rise to levels that allow us to meet our business objectives.

Key risk reduction actions taken in 2009 include the re-pricing and redesign of variable annuity products in Canada and the U.S., the launch of new products with lower guarantees, and the suspension of sales of certain products in Asia.  As well, in April and December 2009 our hedging program was expanded to cover all new retail business written in Canada and Asia respectively and, over the course of the year, we hedged $13 billion of guarantee value on variable business written prior to commencing our new business hedging programs.

There can be no assurance that the Company's exposure to equity and bond fund performance and movements in interest rates will be reduced to within established targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we hedge. Depending on market conditions, which include a sustained increase in equity and bond fund realized volatility or decline in interest rates, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or

Manulife Financial Corporation – 2009 Q4  Report

discontinue hedging or sales of certain of these products. In addition, there can be no assurance that the Company’s capital market hedging strategy will fully reduce the risks related to the guaranteed products being hedged. Please see “Capital Markets Hedging Program”.

Capital Markets Hedging Program   The Company expanded the capital market hedging program of its variable annuity product guarantees during 2009.  The total amount of guarantee value hedged has increased to $24,880 million at December 31, 2009 from $5,731 million as at December 31, 2008.  The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity and segregated fund guarantees, and dynamically rebalances these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments will not fully offset the gains or losses related to the guarantee liabilities hedged because the performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments, fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instrument, a small portion of interest rate risk is not hedged, policy liabilities embed some provisions for adverse deviation which are not hedged and not all other risks are hedged. The risks related to the hedging program are expanded on below.

Since policy liabilities for variable annuity guarantees are determined using long-term forward looking estimates of volatilities and not current implied market volatilities, guarantee policy liabilities, and consequently regulatory available capital, have no sensitivity to changes in implied market volatilities. Long-term forward-looking volatilities assumed for policy liabilities are approved by OSFI and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized equity and bond fund volatilities exceed the assumed long-term volatilities, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs. To the extent that our assumptions for long-term forward looking volatilities change, policy liability increases may be required that would have a material impact on financial results.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The Company’s hedging program assumes long-term assumptions for longevity and policyholder behaviour, since the risk related to longevity and policyholder behaviour cannot be hedged using capital markets instruments. The hedges are rebalanced monthly to reflect actual policyholder experience different from long-term assumed levels.

The Company's capital market hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and interest rates increase. The capital market hedging program is highly dependent on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times.  Due to the complexity of the hedging program there may be additional, unidentified risk that may negatively impact our business and our future financial results.

Manulife Financial Corporation – 2009 Q4  Report

Off-Balance Sheet Products - Risk Exposure Measures
a)  Variable Annuity and Segregated Fund Investment Related Guarantees
Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the guarantee value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees:

As at			December 31, 2009			December 31, 2008
(Canadian $ millions)	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Gross living benefits(1)	$92,183	$83,693	$12,710	$95,297	$71,391	$25,086
Gross death benefits(2)	18,455	13,282	4,414	22,937	14,099	8,975
Total gross benefits	$110,638	$96,975	$17,124	$118,234	$85,490	$34,061
Living benefits reinsured	$8,012	$5,818	$2,200	$10,049	$5,934	$4,115
Death benefits reinsured	5,985	4,639	1,577	7,960	5,134	3,137
Total reinsured	$13,997	$10,457	$3,777	$18,009	$11,068	$7,252
Total, net of reinsurance	$96,641	$86,518	$13,347	$100,225	$74,422	$26,809
Living benefits hedged	$24,399	$24,137	$1,782	$5,731	$4,237	$1,494
Death benefits hedged	481	317	10	-	-	-
Total hedged (3)	$24,880	$24,454	$1,792	$5,731	$4,237	$1,494
Living benefits retained	$59,772	$53,738	$8,728	$79,517	$61,220	$19,477
Death benefits retained	11,989	8,326	2,827	14,977	8,965	5,838
Total, net of reinsurance and hedging	$71,761	$62,064	$11,555	$94,494	$70,185	$25,315

(1)
Living benefits include maturity/income/withdrawal/long-term care benefits.  Where a policy also includes a death benefit, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (2).

(2)
Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.  For total gross death benefits, guarantee value is $103,821 million (2008 – $113,860 million), fund value is $96,530 million (2008 – $85,490 million) and amount at risk is $12,196 million (2008 – $29,631 million).

(3)	For a description of some of the risks related to hedging, see “Capital Markets Hedging Program” above.
(4)	Amount at risk is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable.

Variable annuity and segregated fund guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $1,671 million at December 31, 2009 (2008 – $5,783 million).  The year over year reduction is due primarily to the impact of improved equity markets reducing the current and projected in the money exposures.

b) Impact on shareholders’ economic value arising from variable products and other managed assets public equity market risk
The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the net present value of expected after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the present value of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees.

Manulife Financial Corporation – 2009 Q4  Report

The tables below show the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

Canadian $ millions	As at December 31, 2009			As at December 31, 2008
Decrease in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(470)	$(960)	$(1,480)	$(380)	$(800)	$(1,250)
Variable product guarantees	(450)	(1,080)	(1,930)	(710)	(1,630)	(2,820)
Total	$(920)	$(2,040)	$(3,410)	$(1,090)	$(2,430)	$(4,070)

Canadian $ millions	As at December 31, 2009			As at December 31, 2008
Increase in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$490	$1,000	$1,520	$350	$770	$1,210
Variable product guarantees	290	490	600	550	960	1,270
Total	$780	$1,490	$2,120	$900	$1,730	$2,480
 (1) Please see “Caution related to risk exposures” above.

c) Impact on net income attributed to shareholders arising from variable products public equity market risk
The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.

Change in market value of equity funds (1)
(Canadian $ millions)
For the year ended December 31,	2009	2008
10% decline	$(1,100)	$(1,400)
20% decline	$(2,600)	not available
30% decline	$(4,400)	not available
10% increase	900	not available

(1) Please see “Caution related to risk exposures” above.

The impact on net income attributed to shareholders arising from both variable product and general fund public equity market risk is outlined in the table below.  These are the total of the amounts in the table related to variable products directly above and the column on public equities in table on general fund market price risk above.

Change in market value of equity funds (1)
(Canadian $ millions)
For the year ended December 31,	2009	2008
10% decline	$(1,200)	$(1,500)
20% decline	$(2,800)	not available
30% decline	$(4,600)	not available
10% increase	$1,000	not available

(1) Please see “Caution related to risk exposures” above.

d)  Impact on MLI’s MCCSR ratio from general fund and variable products public equity market risk
Changes in equity markets also impact our available and required components of the MCCSR calculation.  The following table shows the potential impact to MLI’s MCCSR ratio of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in public equity market values.

Change in market value of equity funds (1)
(basis points)	As at December 31, 2009	As at December 31, 2008
10% decline	(11)	(21)
20% decline	(25)	not available
30% decline	(42)	not available
10% increase	13	not available

(1) Please see “Caution related to risk exposures” above.

Manulife Financial Corporation – 2009 Q4  Report

Foreign Currency Risk
Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly US dollars, Hong Kong dollars and Japanese yen.   In recent quarters, the Canadian dollar has strengthened relative to these currencies causing the reported earnings from our non-Canadian dollar denominated businesses to decrease and our reported shareholders' equity to decline. To the extent these exchange rates persist or the Canadian dollar continues to strengthen, there may be downward pressure on our reported earnings from non-Canadian dollar denominated businesses.  Similarly, there may be downward pressure on our reported shareholders’ equity, and to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios may be reduced.

Claims Risk
The morbidity experience in the John Hancock Long-Term Care business was unfavourable relative to expected levels assumed in the policy liabilities.   This experience may be influenced by the current economic conditions or may be indicative of future experience.   The Company is analyzing the information to assess the impact on the future policy liabilities and product pricing.

Capital
Although currently our regulatory capital ratios are strong, insurance regulators, in Canada and other jurisdictions in which we operate, are reviewing regulatory capital requirements.  The outcome of all of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Manulife Financial Corporation – 2009 Q4  Report

CRITICAL ACCOUNTING AND ACTUARIAL POLICIES

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Goodwill is tested at the reporting unit level.  The tests performed in 2009 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.  However, given the impact of the economic conditions and changes in product mix, the results of our goodwill testing for U.S. Insurance and U.S. Wealth Management indicated a lower margin of fair value in excess of carrying value than in prior years. The goodwill testing for 2010 will be updated based on the conditions that exist in 2010 and may result in an impairment charge, which could be material.

Under International Financial Reporting Standards (“IFRS”), once adopted, the tests will be performed at the cash generating unit level, a more granular level than a reporting unit. Based on current information, the Company expects that the testing at this more granular level may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material.

Accounting Adjustment
During 2009, the Company identified errors originating primarily from periods prior to our purchase of John Hancock.  The result of these errors included an understatement of policy liabilities of $266 million, approximately half of which should have been recorded at the April 2004 purchase date and the other half should have been recorded subsequently.  In addition, there was a net understatement of future income tax liabilities of $17 million, which includes amounts relating mostly to periods prior to acquisition, partially offset by the future taxes related to the amounts described above. Because these errors are not material to the financial statements for prior years, but correcting them in the current year would have materially distorted that year’s results, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2007 by $283 million.

Quarterly Dividend
Our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after March 19, 2010 to shareholders of record at the close of business on February 24, 2010.

Manulife Financial Corporation – 2009 Q4  Report

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2010 to shareholders of record at the close of business on February 24, 2010.

•	Class A Shares Series 1 – $0.25625 per share
•	Class A Shares Series 2 – $0.29063 per share
•	Class A Shares Series 3 – $0.28125 per share
•	Class A Shares Series 4 – $0.4125 per share
•	Class 1 Shares Series 1 – $0.35 per share

Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Normalized Earnings, Adjusted Earnings from Operations, Return on Common Shareholders’ Equity; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital; Sales; New Business Embedded Value and Impact on Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

In our second quarter report in the section entitled “Normalized Earnings”, the Company estimated Normalized Earnings for the third and fourth quarters in 2009 and all quarters in 2010, which constitutes forward-looking information, in accordance with the methods outlined under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations” above.   In this report, we have compared our estimate of normalized earnings with the adjusted earnings from operations for the fourth quarter excluding specified items that were excluded in arriving at our estimate of normalized earnings.  The Company believes these measures are useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.

Return on common shareholders’ equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on available for sale securities and cash flow hedges.

Return on Equity
C$ millions	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Net Income (loss) Available to Common Shareholders per Consolidated Statement of Operations	848	(193)	(1,878)	1,338	487

Opening Total Equity Available to Common Shareholders	24,812	26,173	24,236	26,496	23,370
Closing Total Equity Available to Common Shareholders	27,405	24,812	26,496	27,405	26,496
Weighted Average Total Equity Available to Common Shareholders	26,108	25,493	25,366	25,845	24,364
Opening Accumulated other comprehensive income (loss) on available for sale securities and cash flow hedges per Consolidated Balance Sheets	442	111	(87)	(846)	1,291
Closing Accumulated other comprehensive income (loss) on available for sale securities and cash flow hedges per Consolidated Balance Sheets	564	442	(846)	564	(846)
Adjustment for Average AOCI	(503)	(277)	466	126	(352)
Weighted Average Total Equity Available to Common Shareholders Excluding Average AOCI	25,605	25,216	25,833	25,971	24,012

ROE based on Weighted Average Total Equity Available to Common Shareholders (annualized)	12.9%	(3.0)%	(29.4)%	5.2%	2.0%
ROE based on Weighted Average Total Equity Available to Common Shareholders Excluding Average AOCI (annualized)	13.1%	(3.0)%	(28.9)%	5.2%	2.0%

Manulife Financial Corporation – 2009 Q4  Report

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2008.

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents are part of premiums and deposits.  The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

Premiums and Deposits
C$ millions	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Premium Income per Statement of Operations	4,731	5,523	7,022	22,946	23,252
Deposits from Policyholders per Consolidated Statement of Segregated Funds	7,343	6,091	8,847	29,084	34,205
Premiums and Deposits per Financial Statements	12,074	11,614	15,869	52,030	57,457
Mutual Fund Deposits	2,378	2,118	1,824	8,733	9,473
Institutional Advisory Account Deposits	363	758	1,025	4,492	5,798
ASO Premium Equivalents	663	635	633	2,629	2,488
Group Benefits Ceded premiums	919	909	-	2,760	-
Other Fund Deposits	138	204	142	626	534
Total Premiums and Deposits	16,535	16,238	19,493	71,270	75,750
Currency Impact	1,699	1,183	-	(3,567)	-
Constant Currency Premiums and Deposits	18,234	17,421	19,493	67,703	75,750

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds Under Management
C$ millions	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Total Invested Assets per Consolidated Balance Sheet	187,470	188,465	187,501	187,470	187,501
Total Segregated Funds Net Assets per Consolidated Statement of Segregated Funds	191,741	188,148	165,380	191,741	165,380
Less: Segregated Funds held by the Company per Consolidated Statement of Segregated Funds	(118)	(193)	(220)	(118)	(220)
Funds Under Management Per Financial Statements	379,093	376,420	352,661	379,093	352,661
Mutual Funds	33,370	32,310	25,629	33,370	25,629
Institutional Advisory Accounts (Excluding Segregated Funds)	20,906	21,235	20,633	20,906	20,633
Other Funds (Excluding Segregated Funds)	6,248	6,612	5,584	6,248	5,584
Total Funds Under Management	439,617	436,577	404,507	439,617	404,507
Currency Impact	55,405	45,501	-	55,405	-
Constant Currency Funds Under Management	495,022	482,078	404,507	495,022	404,507

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  total equity excluding Accumulated Other Comprehensive Income (Loss) on cash flow hedges; non-controlling interest in subsidiaries; and liabilities for preferred shares and qualifying capital instruments.

Manulife Financial Corporation – 2009 Q4  Report

Total Capital
C$ millions	Quarterly Results			Year Ended
	4Q09	3Q09	4Q08	2009	2008
Total Equity per Consolidated Balance Sheets	28,907	26,334	27,197	28,907	27,197
Less: Accumulated Other Comprehensive Loss on Cash Flow Hedges per Consolidated Balance Sheets	48	126	325	48	325
Add: Liabilities for Preferred Shares and Qualifying Capital Instruments	4,037	4,049	3,121	4,037	3,121
Add: Non-Controlling Interest in Subsidiaries	202	216	217	202	217
Total Capital	33,194	30,725	30,860	33,194	30,860

Sales are measured according to product type.

(i)   For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

(ii)  For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

(iii) For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; segregated fund products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

(iv)  For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the period.    NBEV is calculated as the present value of expected future earnings after the cost of capital on new business using future mortality, morbidity, policyholder behavior assumptions, expense and investment assumptions used in the pricing of the products sold.  The principal economic assumptions used in the NBEV calculations in 2009 were based on January 1, 2009 markets and were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	6.75%	6.25%	7.00%	6.25%
Income tax rate	31%	35%	16.5%	24%
Foreign exchange rate	n/a	1.2246	0.1581	0.0135

Impact on shareholders’ economic value is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect of our estimated adjusted earnings from operations referred to above under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations”.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”,

Manulife Financial Corporation – 2009 Q4  Report

“suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to implement effective hedging strategies; the ability to maintain the Company’s reputation; legal and regulatory proceedings; level of competition and consolidation; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$439.6 billion (US$420.0 billion) as at December 31, 2009. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Manulife Financial Corporation – 2009 Q4  Report

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	December 31
	2009	2008	% Change

Net income (loss)	$845	$(1,869)	-
Net income (loss) attributed to participating policyholders	(23)	1	-
Net income (loss) attributed to shareholders	$868	$(1,870)	-
Preferred share dividends	(20)	(8)	150
Net income (loss) available to common shareholders	$848	$(1,878)	-

Premiums and deposits:
Life and health insurance premiums 1	$3,582	$4,460	(20)
Annuity and pension premiums excluding variable annuities	1,062	1,577	(33)
Segregated fund deposits excluding variable annuities	5,564	4,913	13
Mutual fund deposits	2,378	1,824	30
Institutional advisory account deposits	363	1,025	(65)
ASO premium equivalents	663	633	5
Group Benefits ceded 1	919	-	-
Other fund deposits	138	142	(3)
Premiums and deposits excluding variable annuities	$14,669	$14,574	1
Variable annuities premium and deposits	1,866	4,919	(62)
Total premiums and deposits	$16,535	$19,493	(15)

Funds under management:
General fund	$187,470	$187,501	-
Segregated funds excluding institutional advisory accounts	188,229	161,424	17
Mutual funds	33,370	25,629	30
Institutional advisory accounts	23,342	24,016	(3)
Other funds	7,206	5,937	21
Total funds under management	$439,617	$404,507	9

Capital
Liabilities for preferred shares and qualifying capital instruments	$4,037	$3,121	29
Non-controlling interest in subsidiaries	202	217	(7)
Equity
Participating policyholders' equity	80	62	29
Shareholders' equity
Preferred shares	1,422	638	123
Common shares	18,937	16,157	17
Contributed surplus	182	160	14
Retained earnings 2	12,870	12,796	1
Accumulated other comprehensive income (loss) on AFS securities and translation of net foreign operations	(4,536)	(2,291)	98
Total capital	$33,194	$30,860	8

Selected key performance measures:
Basic earnings (loss) per common share	$0.51	$(1.24)
Diluted earnings (loss) per common share	$0.51	$(1.24)
Return on common shareholders' equity (annualized) 3	13.1%	(28.9)%
Book value per common share	$15.59	$16.46
Common shares outstanding (in millions)
End of period	1,758	1,610
Weighted average - basic	1,669	1,519
Weighted average - diluted	1,673	1,519

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

2 Opening retained earnings at January 1, 2008 have been reduced by $283 million relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

3 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share information, unaudited)	For the three months ended
	December 31
	2009	2008
Revenue
Premium income 1	$4,731	$7,022
Investment income
Investment income	2,061	1,786
Realized/ unrealized gain (losses) on assets supporting policy liabilities and consumer notes	(1,441)	1,519
Other revenue	1,620	1,323
Total revenue	$6,971	$11,650
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims 1	$1,029	$1,760
Maturity and surrender benefits 2	1,396	3,179
Annuity payments	778	809
Policyholder dividends and experience rating refunds	324	431
Net transfers to (from) segregated funds	(1)	385
Change in actuarial liabilities 2	(48)	4,957
General expenses	954	907
Investment expenses	242	248
Commissions	987	1,096
Interest expense	261	372
Premium taxes	78	78
Non-controlling interest in subsidiaries	(10)	24
Total policy benefits and expenses	$5,990	$14,246
Income (loss) before income taxes	$981	$(2,596)
Income tax recovery (expense)	(136)	727
Net income (loss)	$845	$(1,869)
Net income (loss) attributed to participating policyholders	(23)	1
Net income (loss) attributed to shareholders	$868	$(1,870)
Preferred share dividends	(20)	(8)
Net income (loss) available to common shareholders	$848	$(1,878)

Basic earnings (loss) per common share	$0.51	$(1.24)
Diluted earnings (loss) per common share	$0.51	$(1.24)

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business.
2 The change in actuarial liabilities includes the impact of scheduled maturities in John Hancock Fixed Products institutional annuity contracts of $0.3 billion in Q4 2009 and $1.5 billion in Q4 2008.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at December 31
Assets	2009	1	2008	1
Invested assets
Cash and short-term securities	$18,780		$17,269
Securities
Bonds	85,107		83,148
Stocks	9,688		8,240
Loans
Mortgages	30,699		30,963
Private placements	22,912		25,705
Policy loans	6,609		7,533
Bank loans	2,457		2,384
Real estate	5,897		6,345
Other investments	5,321		5,914
Total invested assets	$187,470		$187,501
Other assets
Accrued investment income	$1,540		$1,760
Outstanding premiums	812		799
Goodwill	7,122		7,929
Intangible assets	2,005		2,115
Derivatives	2,680		7,883
Miscellaneous	3,511		3,038
Total other assets	$17,670		$23,524
Total assets	$205,140		$211,025
Segregated funds net assets	$191,741		$165,380

Liabilities and equity
Policy liabilities	$141,687		$146,344
Deferred realized net gains	108		127
Bank deposits	14,735		12,210
Consumer notes	1,291		1,876
Long-term debt	3,308		3,689
Future income tax liability	1,178		1,794
Derivatives	2,656		6,389
Other liabilities	6,487		7,508
	$171,450		$179,937

Liabilities for preferred shares and capital instruments	4,581		3,674
Non-controlling interest in subsidiaries	202		217

Equity
Participating policyholders' equity	80		62
Shareholders' equity
Preferred shares	1,422		638
Common shares	18,937		16,157
Contributed surplus	182		160
Retained earnings	12,870		12,796
Accumulated other comprehensive loss	(4,584)		(2,616)
Total equity	$28,907		$27,197
Total liabilities and equity	$205,140		$211,025
Segregated funds net liabilities	$191,741		$165,380
1 Opening retained earnings at January 1, 2008 have been reduced by $283 million relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended December 31, 2009
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums excluding variable annuities1	$1,709	$698	$967	$991	$279	$-	$4,644
Segregated fund deposits excluding variable annuities	1,325	3,214	498	527	-	-	5,564
Mutual fund deposits	-	1,907	189	282	-	-	2,378
Institutional advisory account deposits	-	-	-	-	-	363	363
ASO premium equivalents	-	-	663	-	-	-	663
Group Benefits ceded 1	-	-	919	-	-	-	919
Other fund deposits	-	138	-	-	-	-	138
Variable annuities premiums and deposits	-	770	860	236			1,866
Total	$3,034	$6,727	$4,096	$2,036	$279	$363	$16,535

Net income (loss)	$(117)	$671	$383	$269	$92	$(453)	$845

Funds under management	As at December 31, 2009
General fund	$55,119	$35,482	$59,898	$24,469	$2,687	$9,815	$187,470
Segregated funds excluding institutional advisory accounts	11,431	113,440	36,258	27,218	-	(118)	188,229
Mutual funds	-	25,044	6,508	1,818	-	-	33,370
Institutional advisory accounts	-	-	-	-	-	23,342	23,342
Other funds	-	3,477	-	3,729	-	-	7,206
Total	$66,550	$177,443	$102,664	$57,234	$2,687	$33,039	$439,617

	For the quarter ended December 31, 2008
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums excluding variable annuities	$1,670	$1,259	$1,817	$1,018	$273	$-	$6,037
Segregated fund deposits excluding variable annuities	436	3,447	524	459	-	47	4,913
Mutual fund deposits	-	1,560	95	169	-	-	1,824
Institutional advisory account deposits	-	-	-	-	-	1,025	1,025
ASO premium equivalents	-	-	633	-	-	-	633
Other fund deposits	-	142	-		-	-	142
Variable annuities premiums and deposits	-	2,809	1,436	674	-	-	4,919
Total	$2,106	$9,217	$4,505	$2,320	$273	$1,072	$19,493

Net income (loss)	$36	$(1,314)	$(11)	$(441)	$(14)	$(125)	$(1,869)

Funds under management	As at December 31, 2008
General fund	$59,967	$39,581	$52,314	$21,406	$2,935	$11,298	$187,501
Segregated funds excluding institutional advisory accounts	10,342	99,133	27,628	24,541	-	(220)	161,424
Mutual funds	-	21,943	2,320	1,366	-	-	25,629
Institutional advisory accounts	-	-	-	-	-	24,016	24,016
Other funds	-	3,279	-	2,658	-	-	5,937
Total	$70,309	$163,936	$82,262	$49,971	$2,935	$35,094	$404,507

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.